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+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

       Prime Ventures, LLC
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

       233 Wilshire Boulevard, Suite 800
    ----------------------------------------------------------------------------
                                   (Street)

       Santa Monica, CA 90401
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)               8/22/00
                                                                  --------------

3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary)
                --------------

4.  Issuer Name and Ticker or Trading Symbol  drkoop.com, Inc. (KOOP)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [X] Director    [X] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)

     Chief Executive Officer; President
    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

         Form Filed by One Reporting Person
    ----
     X   Form filed by More than One Reporting Person
    ----

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Common Stock Warrants          immed. (5) 8/22/05      Common Stock      3,914,714    $0.35           (1)             (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Warrants          immed.     8/22/05      Common Stock        142,857     .035           (2)             (2)
------------------------------------------------------------------------------------------------------------------------------------
Series D Convertible
 Preferred Stock               immed.      N/A         Common Stock      2,857,143     .035           (1)             (1)
------------------------------------------------------------------------------------------------------------------------------------
Series D Convertible
 Preferred Stock               immed.      N/A         Common Stock      1,428,571     .035           (2)             (2)
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option
 (right to buy)                immed. (6) 8/22/07      Common Stock      7,837,000    $0.35           D(3)
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option
 (right to buy)                immed. (6) 8/22/07      Common Stock      2,600,000    $0.35           D(4)
------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) These securities are beneficially owned (i) directly by Prime Ventures, LLC, a ten percent owner of the issuer; (ii) indirectly by Highview Ventures, LLC as the holder of a controlling voting interest in Prime Ventures, LLC and
(iii) indirectly by Richard M. Rosenblatt as a Managing Director of Prime Ventures, LLC and as the sole Managing Member of Highview Ventures, LLC. In addition, these securities may be deemed to be beneficially owned (i) indirectly by Edward A. Cespedes as a Managing Director of Prime Ventures, LLC and (ii) indirectly by Elizabeth Heller as a Managing Director of Prime Ventures, LLC. Mr. Cespedes and Ms. Heller disclaim beneficial ownership of these securities, and this report shall not be deemed an admission that they are the beneficial owners of the securities for purposes of Section 16 or for any other purpose. Subsequent to the acquisition of these securities by Prime Ventures, LLC, Mr. Rosenblatt became a director and Chief Executive Officer of the issuer and Mr. Cespedes became President of the issuer.

(2) These securities are owned (i) directly by Highview Ventures, LLC, a ten percent owner of the issuer, and (ii) indirectly by Richard M. Rosenblatt as the sole Managing Member of Highview Ventures, LLC. Subsequent to the acquisition of these securities by Highview Ventures, LLC, Mr. Rosenblatt became a director and Chief Executive Officer of the issuer.

(3) These securities are held directly by Richard M. Rosenblatt, a director and Chief Executive Officer of the issuer.

(4) These securities are held directly by Edward A. Cespedes, President of the issuer.

(5) With respect to 3,629,000 warrant shares, 25% are exercisable as of 8/22/00 and an additional 25% become exercisable on the first, second, and third anniversaries of 8/22/00, subject to acceleration under certain circumstances. With respect to the other 285,714 warrant shares, such shares are immediately exercisable as of 8/22/00.

(6) 25% are exercisable as of 8/22/00 and an additional 25% become exercisable on the first, second, and third anniversaries of 8/22/00, subject to acceleration under certain circumstances.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                            /s/ Richard M. Rosenblatt         September 1, 2000
                            -------------------------------   -----------------
                            Richard M. Rosenblatt                   Date
                            Chief Executive Officer
                            Prime Ventures, LLC

                            JOINT FILER INFORMATION



Name:                   Highview Ventures, LLC

Address:                233 Wilshire Boulevard, Suite 800
                        Santa Monica, California 90401

Designated Filer:       Prime Ventures, LLC

Issuer &
Ticker Symbol:          drkoop.com, Inc. (KOOP)

Date of Event
Requiring Statement:    8/22/00

Signature:              /s/ Richard M. Rosenblatt
                        -------------------------
                        Richard M. Rosenblatt, Managing Member

                            JOINT FILER INFORMATION



Name:                   Richard M. Rosenblatt

Address:                233 Wilshire Boulevard, Suite 800
                        Santa Monica, California 90401

Designated Filer:       Prime Ventures, LLC

Issuer &
Ticker Symbol:          drkoop.com, Inc. (KOOP)

Date of Event
Requiring Statement:    8/22/00

Signature:              /s/ Richard M. Rosenblatt
                        -------------------------
                        Richard M. Rosenblatt

                            JOINT FILER INFORMATION



Name:                   Edward A. Cespedes

Address:                233 Wilshire Boulevard, Suite 800
                        Santa Monica, California 90401

Designated Filer:       Prime Ventures, LLC

Issuer &
Ticker Symbol:          drkoop.com, Inc. (KOOP)

Date of Event
Requiring Statement:    8/22/00

Signature:              /s/ Edward A. Cespedes
                        ----------------------
                        Edward A. Cespedes

                            JOINT FILER INFORMATION



Name:                   Elizabeth Heller

Address:                233 Wilshire Boulevard, Suite 800
                        Santa Monica, California 90401

Designated Filer:       Prime Ventures, LLC

Issuer &
Ticker Symbol:          drkoop.com, Inc. (KOOP)

Date of Event
Requiring Statement:    8/22/00

Signature:              /s/ Elizabeth Heller
                        --------------------
                        Elizabeth Heller


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